                                                  SECURITIES AND EXCHANGE COMMISSION
                                                        Washington, D.C. 20549

                                                              SCHEDULE TO
                                                           (Amendment No. 4)
                                       Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                                                of the Securities Exchange Act of 1934

                                                         DIGITAL IMPACT, INC.
                                                  (Name of Subject Company (Issuer))

                                                        ADAM MERGER CORPORATION
                                                     a wholly-owned subsidiary of

                                                          ACXIOM CORPORATION
                                                 (Names of Filing Persons (Offerors))

                                               COMMON STOCK, PAR VALUE $0.001 PER SHARE
                                                    (Title of Class of Securities)

                                                              25385G 10 6
                                                 (CUSIP Number of Class of Securities)

                                                            Jerry C. Jones
                                                          Acxiom Corporation
                                                          #1 Information Way
                                                            P. O. Box 8180
                                                      Little Rock, Arkansas 72203
                                                       Telephone: (501) 342-1000
                                                (Name, address and telephone number of
                                                 person authorized to receive notices
                                            and communications on behalf of filing persons)

                                                            With a copy to:
                                                        John P. Fletcher, Esq.
                                                        Goodloe M. Partee, Esq.
                                                            Kutak Rock LLP
                                                         425 W. Capitol Avenue
                                                              Suite 1100
                                                      Little Rock, Arkansas 72201
                                                       Telephone: (501) 975-3000

                                                       CALCULATION OF FILING FEE

                   Transaction Valuation (1)                                              Amount of Filing Fee (2)
                 ____________________________                                           ____________________________

                        $151,330,102                                                              $17,812

(1)      Estimated for purposes of calculating the filing fee only. The transaction valuation assumes the purchase of 37,237,172 shares of common stock of Digital Impact, Inc. (based on shares outstanding as of March 23, 2005) at a purchase price of $3.50 per share. The transaction value also includes the offer price of $3.50 per share multiplied by 6,000,000, the estimated number of outstanding options to purchase shares of common stock of Digital Impact, Inc. with an exercise price of less than or equal to $3.50 per share.

(2)      The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934,
as amended, and equals 0.00011770 of the transaction valuation based on Fee Rate Advisory #6 for Fiscal Year 2005 issued by the
Securities and Exchange Commission on December 9, 2004.

|X|      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:         $17,812                  Filing Party:   Acxiom Corporation
Form or Registration No.:       Schedule TO-T            Date Filed:     April 1, 2005

|_|      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |X|      third-party tender offer subject to Rule 14d-1.

         |_|      issuer tender offer subject to Rule 13e-4.

         |_|      going-private transaction subject to Rule 13e-3.

         |_|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                                                    AMENDMENT NO. 4 TO SCHEDULE TO

         This Amendment No. 4 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Statement"),
originally filed with the Securities and Exchange Commission on April 1, 2005, and amended on April 12, 2005, April 15, 2005, and
April 29, 2005, by Adam Merger Corporation, a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of Acxiom
Corporation, a Delaware corporation ("Acxiom"), and Acxiom, relating to a tender offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, of Digital Impact, Inc., a Delaware corporation, including the associated preferred stock purchase rights (together with the Common Stock, the "Shares"), for a purchase price of $3.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated
April 1, 2005 (as amended, the "Offer"), and in the related Letter of Transmittal, copies of which are filed as Exhibit (a)(1)(A)
and Exhibit (a)(1)(B) to the Statement, respectively.

Item 8.  Interest in Securities of the Subject Company

Item 11.  Additional Information

Items 8 and 11 of the Schedule TO are hereby amended to include the following:

         On May 6, 2005, Acxiom announced the expiration of the subsequent offering period at 5:00 p.m., New York City time, on May
5, 2005.  The depositary for the Offer, EquiServe Trust Company, N.A., has advised Acxiom that, as of the expiration of the subsequent offering period, an aggregate of 35,939,541 Shares were validly tendered representing approximately 91.9% of the outstanding Shares.  The Purchaser has accepted for payment all tendered Shares.

         Acxiom completed the acquisition of the Company through the merger of the Purchaser with and into the Company.  Effective
May 9, 2005, all remaining Shares (other than Shares owned by stockholders who properly exercise appraisal rights pursuant to the
DGCL) will be converted into the right to receive $3.50 per Share in cash, without interest.  As a result of the merger, the
Company's Shares will no longer be listed on the Nasdaq National Market and the Company will be a wholly-owned subsidiary of Acxiom.

         The press release issued by Acxiom announcing the expiration of the Offer is attached hereto as Exhibit (a)(1)(K)

Item 12.  Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

(a)(1)(K)     Press Release issued by Acxiom Corporation on May 6, 2005.

                                                               SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                              ADAM MERGER CORPORATION

                                                              By:      /s/ Jerry C. Jones
                                                                       ____________________________________
                                                              Name:    Jerry C. Jones
                                                              Title:   Vice President/Assistant Secretary

                                                              ACXIOM CORPORATION

                                                              By:      /s/ Jerry C. Jones
                                                                       ___________________________________
                                                              Name:    Jerry C. Jones
                                                              Title:   Business Development/Legal Leader

                                                             Exhibit Index

Exhibit No.                Description
___________               ______________

(a)(1)(A)*        Offer to Purchase dated April 1, 2005
(a)(1)(B)*        Letter of Transmittal
(a)(1)(C)*        Notice of Guaranteed Delivery
(a)(1)(D)*        Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*        Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)*        Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)         Press Release issued by Acxiom and the Company on March 28, 2005 (incorporated herein by reference to the pre-commencement Schedule TO filed by Acxiom on March 28, 2005)
(a)(1)(H)*        Summary Advertisement as published in The Wall Street Journal on April 1, 2005
(a)(1)(I)**       Press Release issued by Acxiom on April 12, 2005
(a)(1)(J)***      Press Release issued by Acxiom on April 29, 2005
(a)(1)(K) +       Press Release issued by Acxiom on May 6, 2005
(b)               Third Amended and Restated Credit Agreement dated as of March 24, 2005 among Acxiom Corporation, the lenders party thereto and Program Chase Bank, N. A. (incorporated by reference to Exhibit 10.2 to Acxiom's Current Report on
                  Form 8-K dated March 29, 2005)
(d)(1)            Agreement and Plan of Merger, dated March 25, 2005, among Acxiom, Purchaser and the Company (incorporated by reference to Exhibit 10.1 to Acxiom's Current Report on Form 8-K dated March 29, 2005)
(d)(2)*           Form of Stockholder Agreement, dated March 25, 2005, between Acxiom and certain stockholders of the Company
(d)(3)*           Confidentiality Agreement, dated March 9, 2005, between Acxiom and the Company
(d)(4)            Amendment No. 1 to Preferred Stock Rights Agreement dated as of March 24, 2005, by and between the Company and
                  Computershare Investor Services LLC. (incorporated herein by reference to Exhibit 4.3 to the Company's
                  Registration Statement on Form 8A/A dated March 28, 2005)
(d)(5)*           Employment Agreement, dated March 25, 2005, between William Park and Acxiom
(d)(6)*           Employment Agreement, dated March 25, 2005, between Gerardo Capiel and Acxiom
(d)(7)*           Employment Agreement, dated March 25, 2005, between Kevin Johnson and Acxiom
(g)               Not applicable
(h)               Not applicable

*        Incorporated herein by reference to the Schedule TO filed by Adam Merger Corporation and Acxiom Corporation on April 1,
         2005.
**       Incorporated by reference from Amendment No. 1 to the Schedule TO filed by Adam Merger Corporation and Acxiom Corporation on April 12, 2005.
***      Incorporated by reference from Amendment No. 3 to the Schedule TO filed by Adam Merger Corporation and Acxiom Corporation on April 29, 2005.
+        Filed herein

                                                                                                                   Exhibit (a)(1)(K)

                                                                                                           Acxiom Financial Contact:
                                                                                                                     Robert S. Bloom
                                                                                                          Financial Relations Leader
                                                                                                                        501.342.1321

                                                                                                               Acxiom Media Contact:
                                                                                                                         Dale Ingram
                                                                                                                        501.252.4346
                                                                                                                       pr@acxiom.com

                                                     ACXIOM COMPLETES ACQUISITION
                                                        OF DIGITAL IMPACT, INC.

         LITTLE ROCK, AR - May 6, 2005 - Acxiom Corporation (Nasdaq: ACXM) today announced the completion of its acquisition of
Digital Impact, Inc. for $3.50 per share of Digital Impact common stock in cash.

         The acquisition of Digital Impact was commenced pursuant to a cash tender offer by an affiliate of Acxiom for all of the outstanding shares of common stock of Digital Impact at a price of $3.50 per share, net to the seller in cash, without interest.  As previously announced, the initial offering period for the tender offer expired at midnight, New York City time, on April 28, 2005.
The subsequent offering period expired at 5:00 p.m., New York City time, on May 5, 2005.

         The depositary for the tender offer, EquiServe Trust Company, N.A., has advised Acxiom that, as of the expiration of the subsequent offering period, an aggregate of 35,939,541 shares of Digital Impact common stock were validly tendered representing approximately 91.9% of the outstanding shares of common stock of Digital Impact.

         Acxiom completed the acquisition of Digital Impact through the merger of one of its affiliates, Adam Merger Corporation, with and into Digital Impact.  Effective May 9, 2005, all remaining shares of common stock of Digital Impact (other than Digital
Impact common shares owned by shareholders who properly exercise appraisal rights pursuant to the Delaware General Corporation Law)
will be converted into the right to receive $3.50 per share in cash, without interest.  As a result of the merger, Digital Impact common shares will no longer be listed on the Nasdaq National Market.

About Acxiom Corporation

         Acxiom Corporation integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are
Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and
Europe, and in Australia and China. For more information, visit www.acxiom.com.

Acxiom is a registered trademark of Acxiom Corporation.